UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
____________

FORM SD

Specialized Disclosure Report

The Medicines Company
(Exact Name of Registrant as Specified in Charter)

Delaware	000-31191	04-3324394
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8 Sylvan Way Parsippany, New Jersey	07054
(Address of Principal Executive Offices)	(Zip Code)

Stephen M. Rodin Executive Vice President and General Counsel (973) 290-6000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure and Report

This Form SD of The Medicines Company (the "Company") is filed pursuant to Rule 13p-1 of the Securities Exchange Act of 1934 for the reporting period from January 1, 2015 to December 31, 2015 (the "Reporting Period").  Rule 13p-1 requires certain registrants with the Securities and Exchange Commission to file this specialized disclosure report on Form SD if such registrants have gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives which are currently limited to tantalum, tin and tungsten (collectively, “conflict minerals”) that are necessary to the functionality or production of a product manufactured by the registrant or contracted by that registrant to be manufactured.

The Company has determined that conflict minerals exist in the controller component of its Ionsys product.  This component contains gold and tin that are necessary to the functionality or production of this product that the Company contracts to manufacture.  Therefore, the Company initiated a reasonable country of origin inquiry (“RCOI”) with its direct suppliers to determine whether any of the conflict minerals may have originated in the Covered Countries (as defined below) and were not from recycled or scrap sources.

The RCOI process employed a number of measures to make this determination, including the following:

·                 Communication and engagement with suppliers of the Ionsys product to determine use of conflict minerals;
·                 Identification of two suppliers that utilize conflict minerals;
·                 Suppliers provided completed conflict free sourcing initiative (“CFSI”) standard reporting conflict minerals template;
·                 CFSI reports were reviewed to ensure gold and tin used in the Ionsys controller did not originate in the Covered Countries.

Based on the RCOI, the Company does not have reason to believe that any of its necessary conflict minerals contained in its products during the Reporting Period may have originated in the Democratic Republic of the Congo or in adjoining countries (collectively, the “Covered Countries”). The Company conducts the RCOI process on an annual basis.

As required by Form SD, the disclosure contained in this Form SD is publicly available on the Company's website at www.themedicinescompany.com.  Such additional information speaks as of the date thereof and is not intended to be confirmed or updated by reference herein. The Company disclaims any liability or responsibility for or endorsement of the information on or connected to the website of a third party.

Item 1.02. Exhibit

Not applicable.

Section 2 - Exhibits

Item 2.01. Exhibits

Not applicable.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MEDICINES COMPANY
Date:  May 31, 2016
By:    /s/ William B. O'Connor
William B. O'Connor
Chief Financial Officer